UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017

On February 9, 2018, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and nine months ended December 31, 2017. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated February 9, 2018, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2018. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and nine months ended December 31, 2017 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: February 9, 2018

Financial Results Release	February 9, 2018 [U.S. GAAP	]
For the Nine Months Ended December 31, 2017

Name of registrant	:	Nippon Telegraph and Telephone Corporation (“NTT”) / URL http://www.ntt.co.jp/ir/
Code No.	:	9432
Stock exchanges on which the Company’s shares are listed	:	Tokyo
Representative	:	Hiroo Unoura, President and Chief Executive Officer
Contact	:	Takashi Ameshima, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481
Scheduled filing date of quarterly securities report	:	February 13, 2018
Scheduled date of dividend payments	:	–
Supplemental material on quarterly results	:	Yes
Presentation on quarterly results	:	Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2017 (April 1, 2017 – December 31, 2017)

Amounts are rounded to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Nine months ended December 31, 2017	8,722,036	4.3%	1,319,553	0.1%	1,441,310	10.3%	736,590	10.1%
Nine months ended December 31, 2016	8,360,497	(1.6)%	1,318,554	17.0%	1,307,197	16.6%	668,728	10.7%

Notes:	1.	Comprehensive income (loss) attributable to NTT:	For the nine months ended December 31, 2017: 811,781 million yen 38.0%
			For the nine months ended December 31, 2016: 588,306 million yen 12.3%
	2.	Percentages above represent changes from the corresponding period of the previous fiscal year.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Nine months ended December 31, 2017	367.98	(yen)	—	(yen)
Nine months ended December 31, 2016	325.64	(yen)	—	(yen)

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
December 31, 2017	21,528,070	11,993,834	9,376,545	43.6%	4,736.86	(yen)
March 31, 2017	21,250,325	11,507,756	9,052,479	42.6%	4,491.73	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2017	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)
Year Ending March 31, 2018	—	75.00	(yen)	—	—		—
Year Ending March 31, 2018 (Forecasts)	—	—		—	75.00	(yen)	150.00	(yen)

Note: Change in dividend forecasts during the nine months ended December 31, 2017: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2018 (April 1, 2017 – March 31, 2018)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2018	11,750,000	3.2%	1,590,000	3.3%	1,695,000	10.9%	880,000	10.0%	440.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2018 during the nine months ended December 31, 2017: None

*Notes:

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2017 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

	i.	Change due to revision of accounting standards and other regulations: Yes

	ii.	Other change: Yes
(For further details, please see “Summary Information (notes)” on page 3.)

(4)	Number of shares outstanding (common stock)

	i.	Number of shares outstanding (including treasury stock):

December 31, 2017 : 2,096,394,470 shares

March 31, 2017 : 2,096,394,470 shares

	ii.	Number of shares of treasury stock:

December 31, 2017 : 116,908,131 shares

March 31, 2017 : 81,026,959 shares

	iii.	Weighted average number of shares outstanding:

For the nine months ended December 31, 2017 : 2,001,718,206 shares

For the nine months ended December 31, 2016 : 2,053,571,790 shares

*	This financial results release is not subject to the quarterly review.

*	Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2018, please refer to page 10.

On Friday, February 9, 2018, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1. Summary Information (notes)

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2017, that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: Yes

Balance Sheet Classification of Deferred Taxes

On November 20, 2015, the FASB issued ASU2015-17 “Balance sheet classification of deferred taxes” which requires that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet.

Effective April 1, 2017, NTT Group adopted this ASU prospectively and prior periods were not retrospectively adjusted.

Simplifying the Test for Goodwill Impairment

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which replaces the two-step goodwill impairment test with the one-step goodwill impairment test. The amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.

The adoption of ASU 2017-04 would be permitted for goodwill impairment tests with measurement dates after January 1, 2017. NTT Group adopted this ASU for goodwill impairment test with measurement date on July 1, 2017.

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2017, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 or January 31 to March 31, thereby eliminating a three-month or two-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the nine months ended December 31, 2016 or the year ended March 31, 2017. As a result of this change, NTT’s retained earnings have increased by ¥964 million, and its accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥3,351 million and ¥2,012 million, respectively, as of the beginning of the current fiscal year.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	December 31, 2017	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥925,213	¥766,581	¥(158,632)
Short-term investments	63,844	44,094	(19,750)
Notes and accounts receivable, trade	2,699,708	2,849,652	149,944
Allowance for doubtful accounts	(48,626)	(52,835)	(4,209)
Accounts receivable, other	505,145	658,418	153,273
Inventories	365,379	459,442	94,063
Prepaid expenses and other current assets	573,170	623,302	50,132
Deferred income taxes	228,590	—	(228,590)

Total current assets	5,312,423	5,348,654	36,231

Property, plant and equipment:
Telecommunications equipment	11,046,115	10,991,048	(55,067)
Telecommunications service lines	16,064,732	14,144,223	(1,920,509)
Buildings and structures	6,147,869	6,236,623	88,754
Machinery, vessels and tools	2,032,389	2,118,915	86,526
Land	1,292,685	1,306,405	13,720
Construction in progress	421,819	475,577	53,758

	37,005,609	35,272,791	(1,732,818)
Accumulated depreciation	(27,286,588)	(25,565,588)	1,721,000

Net property, plant and equipment	9,719,021	9,707,203	(11,818)

Investments and other assets:
Investments in affiliated companies	484,596	507,216	22,620
Marketable securities and other investments	495,290	552,254	56,964
Goodwill	1,314,645	1,355,737	41,092
Software	1,209,485	1,197,194	(12,291)
Other intangible assets	453,918	412,118	(41,800)
Other assets	1,492,076	1,558,670	66,594
Deferred income taxes	768,871	889,024	120,153

Total investments and other assets	6,218,881	6,472,213	253,332

Total assets	¥21,250,325	¥21,528,070	¥277,745

	Millions of yen
	March 31, 2017	December 31, 2017	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥227,207	¥377,194	¥149,987
Current portion of long-term debt	681,904	587,451	(94,453)
Accounts payable, trade	1,612,996	1,365,246	(247,750)
Current portion of obligations under capital leases	14,430	13,011	(1,419)
Accrued payroll	443,308	402,755	(40,553)
Accrued taxes on income	239,755	163,304	(76,451)
Accrued consumption tax	75,083	99,517	24,434
Advances received	324,342	389,937	65,595
Other	512,368	516,082	3,714

Total current liabilities	4,131,393	3,914,497	(216,896)

Long-term liabilities:
Long-term debt (excluding current portion)	3,168,478	3,154,018	(14,460)
Obligations under capital leases (excluding current portion)	25,568	23,680	(1,888)
Liability for employees’ retirement benefits	1,599,381	1,645,420	46,039
Accrued liabilities for point programs	103,047	102,115	(932)
Deferred income taxes	166,751	137,675	(29,076)
Other	497,132	504,835	7,703

Total long-term liabilities	5,560,357	5,567,743	7,386

Redeemable noncontrolling interests	50,819	51,996	1,177

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,862,035	2,841,567	(20,468)
Retained earnings	5,626,155	6,092,304	466,149
Accumulated other comprehensive income (loss)	1,562	73,402	71,840
Treasury stock, at cost	(375,223)	(568,678)	(193,455)

Total NTT shareholders’ equity	9,052,479	9,376,545	324,066

Noncontrolling interests	2,455,277	2,617,289	162,012

Total equity	11,507,756	11,993,834	486,078

Total liabilities and equity	¥21,250,325	¥21,528,070	¥277,745

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

NINE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2016	2017	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥919,161	¥858,886	¥(60,275)
Mobile voice related services	651,378	706,412	55,034
IP / packet communications services	2,842,376	2,860,996	18,620
Sale of telecommunications equipment	650,100	641,991	(8,109)
System integration	2,123,736	2,479,868	356,132
Other	1,173,746	1,173,883	137

	8,360,497	8,722,036	361,539

Operating expenses:
Cost of services (excluding items shown separately below)	1,751,417	1,700,865	(50,552)
Cost of equipment sold (excluding items shown separately below)	654,772	675,388	20,616
Cost of system integration (excluding items shown separately below)	1,496,570	1,774,817	278,247
Depreciation and amortization	1,082,890	995,564	(87,326)
Impairment losses
Goodwill	53,294	18,864	(34,430)
Metal cables	—	124,800	124,800
Other	12,698	744	(11,954)
Selling, general and administrative expenses	1,990,302	2,111,441	121,139

	7,041,943	7,402,483	360,540

Operating income	1,318,554	1,319,553	999

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(28,168)	(25,276)	2,892
Interest income	13,176	14,093	917
Income from arbitration award	—	147,646	147,646
Other, net	3,635	(14,706)	(18,341)

	(11,357)	121,757	133,114

Income before income taxes and equity in earnings (losses) of affiliated companies	1,307,197	1,441,310	134,113

Income tax expense (benefit):
Current	369,479	421,822	52,343
Deferred	55,362	35,763	(19,599)

	424,841	457,585	32,744

Income before equity in earnings (losses) of affiliated companies	882,356	983,725	101,369

Equity in earnings (losses) of affiliated companies	14,247	12,050	(2,197)

Net income	896,603	995,775	99,172

Less – Net income attributable to noncontrolling interests	227,875	259,185	31,310

Net income attributable to NTT	¥668,728	¥736,590	¥67,862

Per share of common stock:
Weighted average number of shares outstanding (Shares)	2,053,571,790	2,001,718,206
Net income attributable to NTT (Yen)	¥325.64	¥367.98

Consolidated Statements of Comprehensive Income

	Millions of yen
	2016	2017	Increase (Decrease)
Net income	¥896,603	¥995,775	¥99,172
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	1,117	42,466	41,349
Unrealized gain (loss) on derivative instruments	(2,415)	737	3,152
Foreign currency translation adjustments	(97,527)	61,778	159,305
Pension liability adjustments	8,173	5,670	(2,503)

Total other comprehensive income (loss)	(90,652)	110,651	201,303

Total comprehensive income (loss)	805,951	1,106,426	300,475

Less – Comprehensive income attributable to noncontrolling interests	217,645	294,645	77,000

Total comprehensive income (loss) attributable to NTT	¥588,306	¥811,781	¥223,475

(3) Going Concern Assumption

None

(4) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid during the nine months ended December 31, 2017 were as follows:

Resolution	The shareholders’ meeting held on June 27, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥120,922 million
Cash dividends per share	¥60
Record date	March 31, 2017
Date of payment	June 28, 2017

Resolution	The Board of Directors’ meeting on November 10, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥150,484 million
Cash dividends per share	¥75
Record date	September 30, 2017
Date of payment	December 11, 2017

2. Treasury stock

On December 12, 2016, the Board of Directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million between December 2016 and March 2017. NTT also repurchased 8,893,400 shares of its common stock for a total purchase price of ¥43,235 million in April 2017 and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

On September 25, 2017, the Board of Directors resolved that NTT may acquire up to 30 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from September 26, 2017 through March 31, 2018. NTT repurchased 26,946,400 shares of its common stock for a total purchase price of ¥150,000 million between October 2017 and December 2017, and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

(5) Subsequent Events

NTT DOCOMO’s repurchase of its common stock

On October 26, 2017, the Board of Directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 120 million shares of its outstanding common stock for an amount in total not exceeding ¥300,000 million from October 27, 2017 through March 31, 2018.

On December 11, 2017, the Board of Directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 93,248,787 shares of its outstanding common stock by way of tender offer at an amount in total not exceeding ¥250,000 million from December 12, 2017 through January 15, 2018. Based on this resolution, NTT DOCOMO repurchased 75,678,037 shares of its common stock at ¥202,893 million on February 6, 2018, 74,599,000 shares of which NTT sold back to NTT DOCOMO at ¥200,000 million. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 66.0%. NTT expects to recognize the difference between the consideration paid to the non-controlling interest holders and the decrease in the carrying value of such non-controlling interests resulting from this transaction as an adjustment to “Additional paid-in capital” in the consolidated balance sheet as of March 31, 2018.

The Board of Directors of NTT DOCOMO also resolved that NTT DOCOMO may acquire up to 44,321,963 shares of its outstanding common stock* by way of repurchases on Tokyo Stock Exchange for an amount in total not exceeding ¥97,107 million* from the next business day following the expiration of the tender offer through March 31, 2018. NTT DOCOMO did not make repurchase by way of repurchases on the market in January 2018.

*	The number of shares remaining after subtracting the number of shares acquired by way of tender offer from the maximum limit of 120 million shares and the amount remaining after subtracting the total amount used to repurchase the shares acquired by way of tender offer from the maximum limit of ¥300,000 million.

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Financial Results for the Nine Months    Ended December 31, 2017 February 9, 2018

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.
*                “E” in this material represents that the figure is a plan or projection for operation.
**                “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.
***                “3Q” in this material represents the 9-month period beginning on April 1 and ending on December 31.
Financial Results for the Nine Months Ended December 31, 2017 1 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Table of Contents
Highlights
Contributing Factors by Segment    Topics    (Reference) Major B2B2X Initiatives    (Reference) NTT R&D Forum 2018    (Reference) Mobile World Congress 2018                – A Group Exhibition On Display    Appendix
Financial Results for the Nine Months Ended December 31, 2017 2 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Highlights
Both Operating Revenues and Operating Income increased.
Financial results are steadily progressing in line with the annual plan.
Status of Consolidated Financial Results
Operating Revenues Ą8,722.0 billion (increase of Ą361.5 billion [4.3%] year-on-year)
Operating Income Ą1,319.6 billion (increase of    Ą1.0 billion [0.1%] year-on-year)    Net Income *1 Ą736.6 billion (increase of Ą67.9 billion [10.1%] year-on-year)
Overseas Sales $14.45 billion (increase of    $2.26 billion [18.6%] year-on-year)
$0.66 billion
Overseas Operating Income *2     $0.78 billion (increase of    $0.24 billion [43.5%] year-on-year)
*1 Net income represents net income attributable to NTT, excluding noncontrolling interests.
*2 Operating Income excludes temporary expenses, such as M&A-related depreciation costs of intangible fixed assets.
Financial Results for the Nine Months Ended December 31, 2017 3 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

NTT

Contributing Factors by Segment

Operating Revenues **(Year-on-year: +361.5)**

(Billions of yen)

8,360.5
Regional communications business
55.6
(FY2017 4-12)
(2,379.3)
Long distance and international communications business
61.3
(1,631.9)
Mobile communications business
126.4
(3,595.7)
296.2
Data communications business
(1,460.8)
66.8
Other business *
8,722.0
FY2016 4-12
FY2017 4-12

Operating Income **(Year-on-year: +1.0)**

1,318.6
Regional communications business
74.8
(FY2017 4-12)
(255.7)
Long distance and international communications business
58.0
(76.6)
Mobile communications business
5.7
(833.6)
Data communications business
22.1
(89.1)
Other business *
1.5
1,319.6
FY2016 4-12
FY2017 4-12

*Includes adjustments such as elimination

Contributing Factors by Segment
Increase in Operating Revenues and Operating Income in the Long Distance and International Communications business and the Data Communications business segment.
Operating Revenues (Year-on-year: +361.5) (Billions of yen)
Mobile 66.8 Long distance and communications 296.2 Other Regional international business business * 8,722.0 communications communications business business 126.4 Data 55.6 61.3 communications 8,360.5 business
FY2017 4-12
2,379.3 1,631.9 3,595.7 1,460.8
FY2016 4-12 FY2017 4-12
Operating Income (Year-on-year: +1.0)
Regional Long distance and
Mobile Data communications international Other communications communications business communications business * business business business
5.7 22.1 1.5 74.8 58.0
1,318.6 1,319.6
FY2017 4-12
255.7 76.6 833.6 89.1
FY2016 4-12 FY2017 4-12 *Includes adjustments such as elimination
Financial Results for the Nine Months Ended December 31, 2017 4 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Topics
Increased Profitability of Network Services
Expansion of NTT’s User Base
• Mobile Subscriptions: 75.68 million mobile subscriptions (net increase of 0.80 million)
(Included in the above) Kake-hodai & Pake-aeru: 40.60 million subscriptions (net increase of 3.53 million)
• FTTH Subscriptions: 20.46 million subscribers (net increase of 0.40 million)
(Included in the above) Hikari Collaboration: 10.66 million (net increase of 1.91 million)
Growing number of Wi-Fi area owners*: 681 (net increase of 124)
* Total number of large-scale corporate or local government customers. Excludes small-scale restaurants, etc.
Financial Results for the Nine Months Ended December 31, 2017 5 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Topics
Promotion of the B2B2X Model
Continued to expand collaboration efforts with corporations and local governments by supporting their digital transformation in various fields, such as sports, transportation and manufacturing in an effort towards creating new value and solving social issues and challenges
Expansion of Global Cloud Services
Acquisition of Secure-24, a provider of managed services in the U.S.
Shareholder returns
Completed share buybacks on December 8, 2017: Ą150.0 billion    Aggregate amount of FY2017 share buybacks: Ą193.2 billion
Progress of
“Tokyo 2020 Medal Project: Towards an Innovative Future for All”
Number of used mobile phones and other devices collected (as of the end of December 2017): approximately 2.40 million devices
Financial Results for the Nine Months Ended December 31, 2017 6 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

NTT

Field	Partners	Month	Initiative
Aviation	ANA, Combi, TORAY	Oct.	Demonstrated a pleasant flight experience by monitoring babies' conditions through the utilization of hitoe® (Established "Airplane without crying babies!?" project)
Manufacturing	FANUC, Cisco, Rockwell Automation, Preferred Networks	Oct.	Began the commercial provision of the FIELD system through the utilization of edge computing
Auto	NoMaps, SAPPORO, Gunma University	Oct.	Contributed to the further development of Sapporo by carrying out automated driving on public roads in central city areas
Agriculture	Kubota	Oct.	Demonstrated power-saving efforts in agriculture and water environments through the utilization of corevo®
Entertainment	SHOCHIKU	Nov.	Produced a new Kabuki experience through the utilization of Kirari! by enabling two actors to perform together through virtual reality (connected Ponto-cho and Miyakawa-cho in the performance of "Miyako Musubi Yume-no Renjishi")
Sports	Japan Softball Association	Nov.	Initiated collaborative experiments on athletes' performance and brain information processing
Tourism	Kobe University, NIKKEN, KOBE, KOBE CHIKAGAI, SOHATSU	Nov.	Began demonstrations that predict the flow of people through the utilization of AI and control air conditioning using optimal device control technology

(Reference) Major B2B2X Initiatives                in FY2017 3Q
Demonstrated a pleasant flight experience by monitoring babies’
Aviation
Oct. conditions through the utilization of hitoe®
(Established “Airplane without crying babies!?” project)
Manu- Began the commercial provision of the FIELD system
facturing Oct.
through the utilization of edge computing
Contributed to the further development of Sapporo by Auto Oct. carrying out automated driving on public roads in central city areas
Agri- Demonstrated power-saving efforts in agriculture and water culture Oct.
environments through the utilization of corevo®
Enter- Produced a new Kabuki experience through the utilization of Kirari! by enabling two tainment Nov. actors to perform together through virtual reality (connected Ponto-cho and Miyakawa-cho in the performance of “Miyako Musubi Yume-no Renjishi”)
Sports Initiated collaborative experiments on athletes’ performance Nov. and brain information processing
Tourism Began demonstrations that predict the flow of people through the utilization of AI Nov. and control air conditioning using optimal device control technology
KOBE CHIKAGAI
Financial Results for the Nine Months Ended December 31, 2017 7 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

(Reference) NTT R&D Forum 2018

■ "NTT R&D Forum" (on an invitation basis only)

<u>Date and Time</u> Thursday, February 22, 2018 and
Friday, February 23, 2018
10:00 – 17:00

<u>Place</u> NTT Musashino R&D Center
Tokyo, Japan

<u>Exhibits</u>

(e.g.)
- New value creation utilizing corevo (AI)
- IoT utilizing edge computing
- Immersive Telepresence Technology—Kirari! (enabling ultra-high presence experiences)
- Security technologies for industrial control systems, etc.
- Quantum Neural Network (QNN)

Digital Technologies
for a Brighter Future

(Reference) NTT R&D Forum 2018
â– “NTT R&D Forum” (on an invitation basis only) Date and Time Thursday, February 22, 2018 and    Friday, February 23, 2018    10:00 – 17:00 Place NTT Musashino R&D Center    Tokyo, Japan
Exhibits
Introduce the latest research findings, including    research efforts on the B2B2X model, in    each of the categories of Media & UI, corevo, IoT,    Network and Security, and Basic Research
(e.g.) ãƒ»New value creation utilizing corevo (AI)    ãƒ»IoT utilizing edge computing    ãƒ»Immersive Telepresence Technology—Kirari!                (enabling ultra-high presence experiences)
Financial Results for the Nine Months Ended December 31, 2017 8 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

NTT

Business Meeting Area
B2B2X and 5G Area

MWC 2018 Overview

Venue
Barcelona, Spain

Number of companies holding exhibitions* 2,300

*Based on 2017 data

The exhibition area will be displayed in 5 zones

(1) Sport & Culture
(2) Mobility & Logistics
(3) Manufacturing
(4) Agriculture
(5) Life & Environment

(Reference) Mobile World Congress 2018
– A Group Exhibition On Display
â– Display leading and advanced B2B2X business models utilizing AI, IoT and 5G
Through the
â– exhibition, NTT aims to introduce new value created in collaboration                with a wide range of partners in various business sectors
MWC 2018 Overview
Business Meeting Duration
Area    Monday, February 26, 2018
– Thursday, March 1, 2018    (four days) Venue
B2B2X and 5G
Area    Barcelona, Spain
Number    of companies holding    exhibitions*    2,300
*Based on 2017 data
The exhibition area will be displayed in 5 zones
(1) Sport & Culture    (4) Agriculture    (2) Mobility & Logistics    (5) Life & Environment    (3) Manufacturing
Financial Results for the Nine Months Ended December 31, 2017 9 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Appendix

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services
FLET’S ADSL
Number of Subscribers *1 *2 (Thousands) FLET’S Hikari (including Hikari Collaboration Model)
22,000 Hikari Denwa 21,644 21,175 21,235 21,276 20,858 20,972 20,540 20,691 791
919 881 849 819
955 20,853 20,000 1,019 987 20,457 20,386 [11,894] 20,294 [10,145] [10,655]
19,903 20,053
19,704 [9,574] 19,520 [7,854] [8,744] [5,912] [6,917]
18,000
17,984 18,039 17,924 17,759 17,862 16,000 17,545 17,655 17,451
14,000
~
2016.6 2016.9 2016.12 2017.3 2017.6 2017.9 2017.12 2018.3E
Changes from the Preceding Quarter (Thousands)
FY2016 FY2017
FY2016 FY2017E 4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12 FLET’S Hikari *1 261 183 199 150 241 92 72 404 794 800 Opened connections *3 786 649 672 750 851 627 625 2,103 2,857 2,900 FLET’S ADSL (34) (32) (32) (36) (38) (32) (31) (100) (134) (128) Hikari Denwa *4 *5 77 93 111 104 104 62 59 225 385 280
*1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus, and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Mytown Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West.
*2 Figures in [ ] represent the number of subscribers to “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
*3 Number of opened connections excludes openings as a result of relocations.
*4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West.
*5 Numbers of Hikari Denwa subscribers are presented in thousands of channels.
Financial Results for the Nine Months Ended December 31, 2017 10 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Number of Subscribers for Mobile Broadband Services
Number of Subscribers * (Thousands) LTEXi
80,000 FOMA
74,880 75,114 75,361 75,678 76,200 72,943 73,588 71,614
60,000
39,893 41,281 42,671 44,544 45,659 46,908 48,200
50,000
40,000
20,000
31,721 31,662 30,917 30,336 29,455 28,453
27,478 26,200
0
2016.6 2016.9 2016.12 2017.3 2017.6 2017.9 2017.12 2018.3E
Changes from the Preceding Quarter (Thousands)
FY2016 FY2017
FY2016 FY2017E 4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12 LTE(Xi)+FOMA 650 1,330 645 1,292 234 247 317 799 3,916 1,300
* Number of subscribers for Mobile Broadband Services includes Communications Module Service subscribers
Financial Results for the Nine Months Ended December 31, 2017 11 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Number of Subscribers for Video Services
Number of Subscribers (Thousands) FLET’S TV Transmission Services * Hikari TV
5,000
4,505 4,521 4,544 4,571 4,588 4,607 4,632 4,492
4,000
1,445 1,464 1,489 1,521 1,551 1,570 1,592 1,602
3,000
2,000
3,047 3,041 3,032 3,023 3,021 3,018 3,015 3,030 1,000
0
2016.6 2016.9 2016.12 2017.3 2017.6 2017.9 2017.12 2018.3E
* Number of subscribers to FLET’S TV Transmission Services includes wholesale services provided to service providers by NTT East and NTT West.
Financial Results for the Nine Months Ended December 31, 2017 12 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Financial Information

Details of Consolidated Statement of Income

NTT

Operating Revenues (Year-on-year: +361.5)

(Billions of yen)
8,360.5
FY2016 4-12
Voice related services revenues
5.2
Fixed voice: (60.3)
Mobile voice: +55.0
IP/packet communications services revenues
18.6
SI revenues and sale of telecommunications equipment
348.0
Systems Integration: +356.1
Telecommunications equipment: (8.1)
Other revenues
0.1
8,722.0
FY2017 4-12

Operating Expenses (Year-on-year: +360.5)

7,041.9
FY2016 4-12
Personnel expenses
125.7
249.3
Expenses for purchase of goods and services and other expenses
90.1
Depreciation expenses and loss on disposal of assets
75.6
Other expenses
7,402.5
FY2017 4-12

Details of Consolidated Statement of Income
Operating Revenues (Year-on-year: +361.5) SI revenues and sale (Billions of yen) of telecommunications Other revenues equipment
0.1
IP/packet 348.0 Voice related communications services revenues services revenues 8,722.0
5.2 18.6
Systems Integration: +356.1 8,360.5 Fixed voice: (60.3) Telecommunications Mobile voice:    +55.0                 equipment:    (8.1)
FY2016 4-12 FY2017 4-12
Operating Expenses (Year-on-year: +360.5)
90.1 75.6
249.3 Depreciation
Personnel expenses Other expenses expenses and loss on disposal of assets
125.7 Expenses of goods and for purchase services 7,402.5 and other expenses
7,041.9
FY2016 4-12 FY2017 4-12
Financial Results for the Nine Months Ended December 31, 2017 13 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

NTT

Details of Consolidated Balance Sheet

(Billions of yen)
21,250.3
Assets
21,250.3
Liabilities
9,691.8
Other
50.8
Equity
11,507.8
Retained earnings
5,626.2
Treasury Stock
(375.2)
March 31, 2017
21,528.1 [+277.7]
Assets
21,528.1
[+277.7]
Liabilities
9,482.2
[(209.5)]
Other
52.0 [+1.2]
Equity
11,993.8
[+486.1]
Retained earnings
6,092.3
[+466.1]
Treasury Stock
(568.7)
[(193.5)]
December 31, 2017

Details of Consolidated Balance Sheet
(Billions of yen)
21,528.1 [+277.7] 21,250.3
Liabilities Liabilities
9,691.8 9,482.2
[(209.5)]
Assets Assets
21,528.1 Other
21,250.3 52.0 [+1.2]
Other [+277.7]
50.8
Equity Equity
11,507.8 11,993.8
[+486.1]
Retained earnings Retained earnings 6,092.3
5,626.2 [+466.1]
Treasury Stock Treasury Stock (568.7) (375.2)
[(193.5)]
March 31, 2017 December 31, 2017
Financial Results for the Nine Months Ended December 31, 2017 14 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

(Billions of yen)

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
*Effect of non-business day
2,000
1,000
0
(1,000)
(2,000)
1,966.8
2,040.8
(251.1)
(249.6)
+223.0
Acquisitions of subsidiaries including Dell Services (FY2016) [+299.4]
+297.0
335.9
632.9
(251.1)
(249.6)
+74.0
Increase in Net Income [+99.2]
(1,630.9)
(1,407.9)
(492.9)
(539.4)
(46.5)
Decrease in borrowings [(40.9)]
FY2016 4-12
FY2017 4-12
Increase/Decrease from the same period of the previous fiscal year

Details of Consolidated Cash Flows
Billions of yen
Cash flows from operating Cash flows from activities investing activities FCF Cash flows from (A) (B) (A) + (B) financing activities
2,040.8 *Effect of non-business day
1,966.8
2,000
(249.6) (251.1)
+297.0 +223.0
Acquisitions of subsidiaries 1,000 including Dell Services (FY2016)
[+299.4] 632.9 335.9 (249.6)
0 (251.1)
+74.0
(492.9) (539.4)
Increase in (1,000) Net Income
[+99.2] (46.5) Decrease in borrowings
(1,407.9) [(40.9)] (1,630.9)
(2,000)
Increase/Decrease period of the previous from fiscal the year same
FY2016 FY2017 4-12 4-12
* The effect of the last day of the nine-month period ended December 31, 2016 and 2017 having been a non-business day, resulting in the increase in accounts receivable because of the due date of a portion of accounts receivable being, instead of the last day of the period, the first business day of the following month.
Including the effect above, Cash flows from operating activities were 1,715.8 billion yen for the nine-month period ended December 31, 2016 and 1,791.2 billion yen for the nine-month period ended December 31, 2017, and the FCF amounts were 84.9 billion yen and 383.3 billion yen, respectively.
Financial Results for the Nine Months Ended December 31, 2017 15 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Details of Capital Investment

(Billions of yen)

Capital Investment

1,687.2
1,700.0
1,700.0
1,039.4
1,092.3
1,139.9
153.1
88.1
83.6
189.9
162.2
362.5
175.3
105.6
91.5
164.8
155.7
399.4
199.7
143.9
61.0
161.6
170.1
403.6
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)
FY2015 4-12
FY2015
FY2016 4-12
FY2016
FY2017 4-12
FY2017 E

Details of Capital Investment
Billions of yen
Capital Investment
1,700.0 1,700.0 1,687.2 Other
NTT DATA (Consolidated) NTT Communications NTT West
1,139.9 NTT East
1,092.3 NTT DOCOMO (Consolidated)
1,039.4
199.7 175.3 153.1
88.1 105.6 143.9
83.6 91.5 61.0 164.8 161.6 189.9 155.7 170.1 162.2
362.5 399.4 403.6
FY2015 4-12 FY2016 4-12 FY2017 4-12 FY2015 FY2016 FY2017 E
Financial Results for the Nine Months Ended December 31, 2017 16o Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

Shareholder Returns

NTT

Share Buybacks

(Billions of yen)

120.0
86.2
100.0
366.5
539.4
94.4
200.0
381.7
150.0
406.5
338.1
93.6
374.1
193.2
FY1999
FY2002
FY2003
FY2004
FY2005
FY2007
FY2008
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017E

Dividends per Share

(Yen)

Pay-out ratio
25
30
30
40
45
55
60
60
70
80
85
90
110
120
150
12.3%
13.0%
17.1%
23.0%
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
31.4%
30.7%
34.1%
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017E

Shareholder Returns
Share Buybacks (Billions of yen)
539.4
406.5
366.5 381.7 374.1 338.1 200.0 193.2 120.0 150.0
86.2 100.0 94.4 93.6
FY1999 FY2002 FY2003 FY2004 FY2005 FY2007 FY2008 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017E
Dividends per (Yen)
Share • Pay-out ratio
150
Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015
120 110
85 90 80 70
55 60 60
40 45 38.2% 38.0%
37.2% 34.1%
25 30 30 32.3% 31.2% 33.4% 31.4% 30.7%
23.0% 27.5%
12.3% 13.0% 19.5%
17.1%
FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017E
Financial Results for the Nine Months Ended December 31, 2017 17 Copyright (c) 2018 Nippon Telegraph and Telephone Corporation

February 9, 2018

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2017

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2017 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Revised Forecasts for the Fiscal Year Ending March 31, 2018

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Ryou Yamamoto

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info-ml@east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2017	December 31, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	339,631	334,501	(5,129)
Antenna facilities	3,604	3,503	(100)
Terminal equipment	22,947	21,033	(1,913)
Local line facilities	866,722	817,264	(49,457)
Long-distance line facilities	2,843	2,758	(84)
Engineering facilities	588,683	579,727	(8,956)
Submarine line facilities	732	621	(110)
Buildings	409,835	403,395	(6,439)
Construction in progress	19,988	18,536	(1,452)
Other	266,121	262,811	(3,309)
Total property, plant and equipment	2,521,110	2,444,156	(76,953)
Intangible fixed assets	84,120	82,537	(1,582)
Total fixed assets - telecommunications businesses	2,605,230	2,526,693	(78,536)
Investments and other assets
Other investments and assets	199,112	215,999	16,887
Allowance for doubtful accounts	(773)	(760)	13
Total investments and other assets	198,338	215,239	16,900
Total fixed assets	2,803,569	2,741,933	(61,635)
Current assets:
Cash and bank deposits	5,605	6,965	1,360
Notes receivable	—	39	39
Accounts receivable, trade	230,736	238,696	7,959
Supplies	26,005	23,017	(2,987)
Other current assets	435,502	294,391	(141,111)
Allowance for doubtful accounts	(327)	(305)	22
Total current assets	697,521	562,803	(134,718)

TOTAL ASSETS	3,501,091	3,304,737	(196,353)

	(Millions of yen)
	March 31, 2017	December 31, 2017	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	225,220	225,220	—
Liability for employees’ retirement benefits	247,366	257,571	10,204
Reserve for point services	4,145	4,435	290
Reserve for unused telephone cards	8,460	8,211	(248)
Allowance for environmental measures	3,637	3,637	—
Asset retirement obligations	902	904	1
Other long-term liabilities	36,166	43,263	7,097
Total long-term liabilities	525,898	543,244	17,345
Current liabilities:
Current portion of long-term borrowings from parent company	140,615	50,400	(90,215)
Accounts payable, trade	89,029	40,565	(48,464)
Accrued taxes on income	14,186	6,455	(7,731)
Allowance for environmental measures	2,285	269	(2,016)
Asset retirement obligations	1	—	(1)
Other current liabilities	442,617	411,573	(31,044)
Total current liabilities	688,735	509,262	(179,472)

TOTAL LIABILITIES	1,214,633	1,052,507	(162,126)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	447,459	412,703	(34,755)
Total shareholders’ equity	2,282,186	2,247,430	(34,755)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	4,271	4,799	528
Total unrealized gains (losses), translation adjustments, and others	4,271	4,799	528

TOTAL NET ASSETS	2,286,457	2,252,230	(34,227)

TOTAL LIABILITIES AND NET ASSETS	3,501,091	3,304,737	(196,353)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)	Year ended March 31, 2017
Telecommunications businesses:
Operating revenues	1,149,281	1,133,897	(15,383)	1,534,745
Operating expenses	989,295	936,138	(53,156)	1,367,603
Operating income from telecommunications businesses	159,985	197,759	37,773	167,142
Supplementary businesses:
Operating revenues	87,407	86,705	(701)	137,497
Operating expenses	73,617	72,228	(1,389)	115,534
Operating income from supplementary businesses	13,790	14,477	687	21,962
Operating income	173,775	212,236	38,460	189,104
Non-operating revenues:
Interest income	20	10	(10)	26
Dividends received	3,222	6,954	3,731	3,226
Gains on sales of fixed assets	14,403	3,002	(11,401)	14,363
Miscellaneous income	1,816	1,941	124	2,647
Total non-operating revenues	19,464	11,908	(7,555)	20,263
Non-operating expenses:
Interest expenses	3,547	2,682	(864)	4,669
Miscellaneous expenses	199	78	(121)	260
Total non-operating expenses	3,747	2,761	(986)	4,930
Recurring profit	189,492	221,384	31,891	204,438
Special losses	—	60,909	60,909	—
Income before income taxes	189,492	160,474	(29,018)	204,438
Income taxes	52,947	45,571	(7,375)	54,774
Net income	136,545	114,902	(21,643)	149,663

Note:	* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2017
Voice transmission services revenues (excluding IP services revenues)	300,683	279,328	(21,355)	(7.1)	396,519
Monthly charge revenues*	226,876	211,616	(15,259)	(6.7)	299,992
Call rates revenues*	20,181	17,535	(2,646)	(13.1)	26,272
Interconnection call revenues*	34,911	32,561	(2,350)	(6.7)	45,606
IP services revenues	637,542	641,058	3,515	0.6	850,388
Leased circuit services revenues (excluding IP services revenues)	70,680	69,547	(1,132)	(1.6)	93,307
Telegram services revenues	8,411	7,892	(518)	(6.2)	11,422
Other telecommunications services revenues	131,962	136,069	4,107	3.1	183,107

Telecommunications total revenues	1,149,281	1,133,897	(15,383)	(1.3)	1,534,745

Supplementary business total revenues	87,407	86,705	(701)	(0.8)	137,497

Total operating revenues	1,236,688	1,220,603	(16,085)	(1.3)	1,672,243

*	Partial listing only

4. Revised Forecasts for the Fiscal Year Ending March 31, 2018

Based on its recent business performance, NTT East has revised its financial results forecasts that were announced in the financial results release filed on November 10, 2017 for the fiscal year ending March 31, 2018, as follows.

	(Billions of yen)
	Year Ending March 31, 2018 (Forecasts Previously Announced on November 10, 2017)	Year Ending March 31, 2018 (Revised Forecasts)	Change
Operating Revenues	1,640.0	1,640.0	—
Operating Income	190.0	251.0	61.0
Recurring Profit	195.0	256.0	61.0
Special Profits (Losses)	—	(61.0)	(61.0)
Net Income	135.0	135.0	—

Note:	The financial results forecasts and projected figures concerning the future performance of NTT East contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East and its parent NTT in light of information currently available to them regarding NTT, NTT East and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT East and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

February 9, 2018

FOR IMMEDIATE RELEASE

Financial Results for the Nine Months Ended December 31, 2017

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2017 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Revised Forecasts for the Fiscal Year Ending March 31, 2018

For inquiries, please contact:

Junichiro Maekawa or Kenichi Matsuno

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2017	December 31, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	297,757	291,301	(6,455)
Antenna facilities	5,895	5,897	1
Terminal equipment	11,318	11,388	69
Local line facilities	1,051,300	1,016,371	(34,929)
Long-distance line facilities	1,693	1,741	47
Engineering facilities	517,724	505,218	(12,506)
Submarine line facilities	3,131	3,473	341
Buildings	312,924	312,175	(748)
Construction in progress	31,294	18,411	(12,882)
Other	219,918	218,987	(931)
Total property, plant and equipment	2,452,960	2,384,966	(67,993)
Intangible fixed assets	64,444	60,605	(3,839)
Total fixed assets - telecommunications businesses	2,517,404	2,445,572	(71,832)
Investments and other assets
Other investments and assets	187,606	205,330	17,723
Allowance for doubtful accounts	(681)	(606)	75
Total investments and other assets	186,924	204,723	17,799
Total fixed assets	2,704,329	2,650,296	(54,033)
Current assets:
Cash and bank deposits	18,251	5,338	(12,913)
Notes receivable	—	1	1
Accounts receivable, trade	199,820	197,935	(1,885)
Supplies	29,950	27,045	(2,904)
Other current assets	151,715	110,512	(41,203)
Allowance for doubtful accounts	(339)	(273)	66
Total current assets	399,398	340,559	(58,839)

TOTAL ASSETS	3,103,728	2,990,856	(112,872)

	(Millions of yen)
	March 31, 2017	December 31, 2017		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	591,000		601,000	10,000
Liability for employees’ retirement benefits	242,251		250,951	8,699
Reserve for point services	3,792		3,006	(786)
Reserve for unused telephone cards	8,000		7,765	(234)
Allowance for environmental measures	9,074		8,424	(650)
Asset retirement obligations	228		89	(139)
Other long-term liabilities	4,749		99,290	94,540
Total long-term liabilities	859,097		970,526	111,429
Current liabilities:
Current portion of long-term borrowings from parent company	110,707		40,400	(70,307)
Accounts payable, trade	71,635		34,223	(37,411)
Short-term borrowings	105,259		126,884	21,624
Accrued taxes on income	8,731	*	4,450	(4,281)
Allowance for loss on disaster	4,096		3,845	(251)
Allowance for environmental measures	2,361		1,039	(1,321)
Asset retirement obligations	133		287	154
Other current liabilities	362,351		210,352	(151,998)
Total current liabilities	665,277		421,483	(243,794)

TOTAL LIABILITIES	1,524,374		1,392,010	(132,364)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	96,911		116,238	19,327
Total shareholders’ equity	1,578,965		1,598,292	19,327
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	388		553	164
Total unrealized gains (losses), translation adjustments, and others	388		553	164

TOTAL NET ASSETS	1,579,353		1,598,845	19,492

TOTAL LIABILITIES AND NET ASSETS	3,103,728		2,990,856	(112,872)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2016		Nine months ended December 31, 2017		Increase (Decrease)	Year ended March 31, 2017
Telecommunications businesses:
Operating revenues		993,893		958,461	(35,431)	1,325,585
Operating expenses		904,627		832,434	(72,193)	1,242,485
Operating income from telecommunications businesses		89,265		126,027	36,761	83,099
Supplementary businesses:
Operating revenues		99,331		99,761	429	153,430
Operating expenses		91,339		89,147	(2,191)	141,343
Operating income from supplementary businesses		7,992		10,613	2,621	12,086
Operating income		97,257		136,640	39,383	95,186

Non-operating revenues:
Interest income		9		9	(0)	12
Dividends received		613		839	225	615
Miscellaneous income		1,628		1,322	(306)	2,330
Total non-operating revenues		2,252		2,171	(80)	2,957

Non-operating expenses:
Interest expenses		5,477		4,499	(978)	7,114
Miscellaneous expenses		132		333	201	2,875
Total non-operating expenses		5,609		4,832	(776)	9,989
Recurring profit		93,900		133,979	40,079	88,154
Special losses		6,055		63,890	57,835	6,915
Income before income taxes		87,844		70,088	(17,755)	81,239
Income taxes	*	24,201	*	19,561	(4,640)	21,469
Net income		63,643		50,527	(13,115)	59,770

Note:	* NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2017
Voice transmission services revenues (excluding IP services revenues)	300,613	277,515	(23,097)	(7.7)	396,272
Monthly charge revenues*	225,645	209,958	(15,686)	(7.0)	298,340
Call rates revenues*	18,877	16,434	(2,442)	(12.9)	24,590
Interconnection call revenues*	38,044	34,681	(3,362)	(8.8)	49,676
IP services revenues	523,275	517,220	(6,055)	(1.2)	697,252
Leased circuit services revenues (excluding IP services revenues)	65,194	65,363	169	0.3	86,362
Telegram services revenues	9,362	8,569	(792)	(8.5)	12,625
Other telecommunications services revenues	95,447	89,791	(5,655)	(5.9)	133,071

Telecommunications total revenues	993,893	958,461	(35,431)	(3.6)	1,325,585

Supplementary business total revenues	99,331	99,761	429	0.4	153,430

Total operating revenues	1,093,224	1,058,223	(35,001)	(3.2)	1,479,015

*	Partial listing only

4. Revised Forecasts for the Fiscal Year Ending March 31, 2018

Based on its recent business performance, NTT West has revised its financial results forecasts that were announced in the financial results release filed on November 10, 2017 for the fiscal year ending March 31, 2018, as follows.

	(Billions of yen)
	Year Ending March 31, 2018 (Forecasts Previously Announced on November 10, 2017)	Year Ending March 31, 2018 (Revised Forecasts)	Change
Operating Revenues	1,436	1,436	—
Operating Income	100	164	64
Recurring Profit	95	159	64
Special Profits (Losses)	—	(64)	(64)
Net Income	70	70	—

Note:	The financial results forecasts and projected figures concerning the future performance of NTT West contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West and its parent NTT in light of information currently available to them regarding NTT, NTT West and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT West and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

February 9, 2018

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2017

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2017. Please see the following attachments for further details:

I.	Financial Results of NTT Communications Group

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Business Results (Non-Consolidated Operating Revenues)

V.	Revised Forecasts for the Fiscal Year Ending March 31, 2018

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching over 190 countries/regions, and over 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Financial Results of NTT Communications Group

	(Millions of yen)
	Nine months ended Dec 31, 2016	Nine months ended Dec 31, 2017	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	937,331	968,629	31,298	3.3
Operating expenses	831,468	882,366	50,898	6.1
Operating income	105,863	86,263	(19,600)	(18.5)

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2017	December 31, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	151,531	129,614	(21,916)
Antenna facilities	1,674	1,348	(325)
Terminal equipment	1,963	2,132	169
Local line facilities	1,103	1,085	(18)
Long-distance line facilities	5,122	5,112	(9)
Engineering facilities	49,878	48,664	(1,214)
Submarine line facilities	16,701	15,360	(1,341)
Buildings	205,475	201,256	(4,218)
Construction in progress	13,323	16,013	2,690
Other	105,983	119,357	13,374
Total property, plant and equipment	552,757	539,945	(12,812)
Intangible fixed assets	98,820	100,955	2,134
Total fixed assets - telecommunications businesses	651,578	640,900	(10,677)
Investments and other assets
Investment securities	108,152	115,989	7,837
Investments in subsidiaries and affiliated companies	387,905	417,772	29,866
Other investments and assets	65,778	66,713	935
Allowance for doubtful accounts	(160)	(133)	26
Total investments and other assets	561,675	600,342	38,666
Total fixed assets	1,213,254	1,241,242	27,988

Current assets:
Cash and bank deposits	3,406	6,081	2,674
Notes receivable	8	0	(8)
Accounts receivable, trade	178,248	190,520	12,272
Supplies	9,643	9,018	(625)
Other current assets	90,655	55,439	(35,215)
Allowance for doubtful accounts	(1,367)	(1,410)	(43)
Total current assets	280,595	259,649	(20,946)

TOTAL ASSETS	1,493,849	1,500,892	7,042

	(Millions of yen)
	March 31, 2017	December 31, 2017	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company and subsidiary	222,333	247,986	25,652
Liability for employees’ retirement benefits	89,994	94,170	4,176
Reserve for point services	407	437	29
Reserve for unused telephone cards	3,540	3,436	(103)
Asset retirement obligations	4,126	4,547	421
Other long-term liabilities	19,416	22,362	2,946
Total long-term liabilities	339,818	372,940	33,122
Current liabilities:
Accounts payable, trade	29,548	20,209	(9,339)
Short-term borrowings	—	13,445	13,445
Accrued taxes on income	3,749	*4,856	1,106
Allowance for losses on construction	627	587	(39)
Asset retirement obligations	56	13	(42)
Other current liabilities	169,379	150,203	(19,175)
Total current liabilities	203,360	189,316	(14,044)

TOTAL LIABILITIES	543,179	562,256	19,077

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus	131,615	131,615	—
Earned surplus	563,997	554,432	(9,564)
Total shareholders’ equity	907,376	897,811	(9,564)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	43,080	40,786	(2,293)
Deferred gains or losses on hedges	213	36	(176)
Total unrealized gains (losses), translation adjustments, and others	43,293	40,823	(2,470)

TOTAL NET ASSETS	950,670	938,635	(12,034)

TOTAL LIABILITIES AND NET ASSETS	1,493,849	1,500,892	7,042

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2016		Nine months ended December 31, 2017		Increase (Decrease)	Year ended March 31, 2017
Telecommunications businesses:
Operating revenues		522,293		523,642	1,348	697,333
Operating expenses		462,077		450,641	(11,436)	620,370
Operating income from telecommunications businesses		60,216		73,000	12,784	76,963

Supplementary businesses:
Operating revenues		151,884		170,122	18,237	226,522
Operating expenses		139,001		159,698	20,696	210,936
Operating income from supplementary businesses		12,883		10,424	(2,459)	15,585
Operating income		73,099		83,424	10,324	92,549

Non-operating revenues:
Interest income		52		25	(27)	62
Dividends received		8,160		7,148	(1,012)	8,258
Lease and rental income		8,456		8,032	(423)	11,204
Miscellaneous income		491		1,657	1,165	1,222
Total non-operating revenues		17,162		16,863	(298)	20,748

Non-operating expenses:
Interest expenses		814		566	(247)	1,050
Lease and rental expenses		4,111		2,902	(1,208)	5,712
Miscellaneous expenses		401		110	(290)	1,072
Total non-operating expenses		5,326		3,580	(1,745)	7,836
Recurring profit		84,935		96,708	11,772	105,461
Special profits		—		2,433	2,433	—
Income before income taxes		84,935		99,141	14,205	105,461
Income taxes	*	23,555	*	29,144	5,588	20,458
Net income		61,380		69,996	8,616	85,003

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2017
Cloud Computing Platforms	52,435	60,242	7,806	14.9	72,034
Data Networks	286,327	294,738	8,411	2.9	384,804
Voice Communications	190,144	183,054	(7,089)	(3.7)	250,794
Applications & Content	28,037	26,891	(1,146)	(4.1)	37,732
Solution Services	105,907	114,922	9,015	8.5	163,496
Others	11,326	13,914	2,588	22.8	14,993

Total operating revenues	674,178	693,764	19,585	2.9	923,855

V. Revised Forecasts for the Fiscal Year Ending March 31, 2018

Based on the financial results for the nine months ended December 31, 2017, NTT Com revised its forecasts for the fiscal year ending March 31, 2018 which was previously announced on May 15, 2017.

[Billions of yen]
	Year Ending March 31, 2018 [Forecasts]		Year Ending March 31, 2018 [Revised Forecasts]		Change
Operating Revenues	1,330 [940	]	1,330 [940	]	—
Operating Income	135 [93	]	135 [110	]	— [+17	]
Recurring Profit	— [103	]	— [120	]	— [+17	]
Net Income	— [73	]	— [85	]	— [+12	]

*	The figures in the upper rows are for NTT Communications Group. The figures in square brackets are for NTT Communications only.
*	Forward-looking statements and projected figures concerning the future performance of NTT Com, NTT and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT Com in light of information currently available to it regarding NTT Com, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT Com, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

February 9, 2018

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2017

Contents

1. Financial Results Summary (Consolidated)	pages 1-2

2. Financial Results (Business Segments)	page 3

3. Financial Results (Holding Company and Subsidiaries)	pages 4-6

4. Operating Data	pages 7-9

Disclaimers

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

*	“E” in this material represents that the figure is a plan or projection for operation.
**	“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

1. Financial Results Summary (NTT Consolidated Financial Results, EBITDA and EBITDA Margin and Interest-Bearing Liabilities)

NTT Consolidated Financial Results

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Forecast)(2)
Consolidated (US GAAP)
Operating Revenues	2,716.7	2,807.6	2,836.2	8,360.5	3,030.5	11,391.0	2,809.8	2,855.0	3,057.2	8,722.0	—	—	11,750.0
Fixed Voice Related Services	311.8	307.5	299.8	919.2	314.7	1,233.9	290.2	280.8	287.8	858.9	—	—	—
Mobile Voice Related Services	213.0	216.6	221.8	651.4	213.9	865.3	228.7	238.9	238.7	706.4	—	—	—
IP/Packet Communications Services	948.0	953.3	941.0	2,842.4	966.6	3,809.0	949.2	959.7	952.1	2,861.0	—	—	—
Sales of Telecommunications Equipment	186.7	236.4	227.0	650.1	156.4	806.5	173.4	175.1	293.5	642.0	—	—	—
System Integration	688.3	708.8	726.7	2,123.7	917.9	3,041.6	782.5	817.3	880.0	2,479.9	—	—	—
Other	368.9	385.0	419.9	1,173.7	461.0	1,634.8	385.8	383.1	405.0	1,173.9	—	—	—
Operating Expenses	2,229.3	2,368.5	2,444.1	7,041.9	2,809.3	9,851.2	2,318.2	2,371.4	2,712.9	7,402.5	—	—	10,160.0
Cost of Services (excluding items shown separately below)	547.3	606.1	598.0	1,751.4	736.2	2,487.6	554.9	565.6	580.4	1,700.9	—	—	—
Cost of Equipment Sold (excluding items shown separately below)	175.3	231.2	248.3	654.8	225.0	879.7	184.5	195.4	295.5	675.4	—	—	—
Cost of System Integration (excluding items shown separately below)	501.7	484.5	510.3	1,496.6	664.4	2,161.0	561.1	580.0	633.7	1,774.8	—	—	—
Depreciation and Amortization	359.2	357.3	366.4	1,082.9	379.3	1,462.2	332.3	327.7	335.6	995.6	—	—	1,359.0
Impairment Losses	0.4	14.3	51.3	66.0	7.9	73.9	—	0.6	143.9	144.4	—	—	—
Goodwill	—	4.5	48.8	53.3	—	53.3	—	—	18.9	18.9	—	—	—
Metal cables	—	—	—	—	—	—	—	—	124.8	124.8	—	—	—
Other	0.4	9.8	2.5	12.7	7.9	20.6	—	0.6	0.2	0.7	—	—	—
Selling, General and Administrative Expenses	645.5	675.1	669.7	1,990.3	796.5	2,786.8	685.4	702.2	723.8	2,111.4	—	—	—
Operating Income	487.4	439.1	392.1	1,318.6	221.2	1,539.8	491.6	483.6	344.4	1,319.6	—	—	1,590.0
Income Before Income Taxes	446.1	450.8	410.3	1,307.2	220.6	1,527.8	496.2	485.8	459.3	1,441.3	—	—	1,695.0
Net Income Attributable to NTT	243.6	232.5	192.6	668.7	131.4	800.1	271.5	256.0	209.1	736.6	—	—	880.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	557.7	569.7	547.5	1,674.9	601.9	2,276.8	593.1	594.7	612.8	1,800.5	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,227.9	1,335.4	1,384.4	3,947.8	1,664.2	5,612.0	1,308.2	1,358.2	1,530.7	4,197.1	—	—	—
Loss on Disposal of Property, Plant and Equipment	24.2	36.3	39.8	100.2	96.8	197.0	27.3	35.4	34.8	97.4	—	—	—
Other Expenses	60.0	55.6	54.7	170.3	59.1	229.4	57.3	55.0	55.2	167.5	—	—	—
Total	1,869.8	1,996.9	2,026.4	5,893.1	2,422.1	8,315.1	1,985.9	2,043.2	2,233.4	6,262.5	—	—	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA [a+b+c+d] (1)	860.0	830.7	829.8	2,520.5	662.9	3,183.3	837.4	827.7	839.3	2,504.4	—	—	3,190.0
a Operating Income	487.4	439.1	392.1	1,318.6	221.2	1,539.8	491.6	483.6	344.4	1,319.6	—	—	1,590.0
b Depreciation and Amortization	359.2	357.3	366.4	1,082.9	379.3	1,462.2	332.3	327.7	335.6	995.6	—	—	1,359.0
c Loss on Sales and Disposal of Property, Plant and Equipment	13.0	20.0	20.0	53.0	54.4	107.4	13.5	15.9	15.5	44.9	—	—	241.0
d Impairment Losses	0.4	14.3	51.3	66.0	7.9	73.9	—	0.6	143.9	144.4	—	—	—
EBITDA Margin [(e/f)*100](1)	31.7%	29.6%	29.3%	30.1%	21.9%	27.9%	29.8%	29.0%	27.5%	28.7%	—	—	27.1%
e EBITDA [a+b+c+d]	860.0	830.7	829.8	2,520.5	662.9	3,183.3	837.4	827.7	839.3	2,504.4	—	—	3,190.0
f Operating Revenues	2,716.7	2,807.6	2,836.2	8,360.5	3,030.5	11,391.0	2,809.8	2,855.0	3,057.2	8,722.0	—	—	11,750.0
Interest-Bearing Liabilities

	FY 2016						FY 2017						FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31			As of June 30	As of September 30	As of December 31	As of March 31			As of March 31 (Forecast)
Interest-Bearing Liabilities	4,353.6	4,091.8	4,497.1	4,088.2			4,419.3	4,172.2	4,127.7	—			3,900.0

Notes :	(1)	Beginning with the three months ended March 31, 2017, the method for calculating EBITDA has been revised to add Loss on Sales of Property, Plant and Equipment and Impairment Losses. EBITDA and EBITDA Margin, as calculated using the previous method including only Operating Income and Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment, would have been 695.3 billion yen and 22.7%, respectively, for the three months ended December 31, 2017 and 2,359.3 billion yen and 27.0%, respectively, for the nine months ended December 31, 2017. EBITDA and EBITDA Margin figures presented in the table above have been retroactively recalculated using the new calculation method.
	(2)	Forecasts for the year ending March 31, 2018 have not been changed from those announced in the financial results for the six months ended September 30, 2017.

1. Financial Results Summary (Capital Investment)

Capital Investment

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Forecast)(3)
Capital Investment(1)	284.4	381.5	426.5	1,092.3	607.8	1,700.0	356.0	402.3	381.6	1,139.9	—	—	1,700.0
Regional communications business	96.3	118.7	130.6	345.6	237.7	583.4	106.4	126.2	123.6	356.3	—	—	555.0
Long distance and international communications business	44.8	56.6	67.0	168.3	76.5	244.9	52.1	57.9	47.8	157.8	—	—	249.0
Mobile communications business	97.1	148.9	153.3	399.4	197.7	597.1	120.9	146.7	135.9	403.6	—	—	570.0
Data communications business	28.5	39.1	37.9	105.6	52.5	158.1	44.4	53.5	41.3	139.3	—	—	192.0
Other business	17.6	18.1	37.6	73.3	43.3	116.6	32.1	17.9	32.9	82.9	—	—	134.0
(Ref.) Core Group Companies
NTT (Holding Company)	1.0	2.6	3.8	7.6	8.1	15.7	1.9	2.1	2.8	6.9	—	—	18.0
R&D Facilities	—	—	—	—	—	12.9	—	—	—	—	—	—	15.0
Joint Facilities	—	—	—	—	—	2.8	—	—	—	—	—	—	3.0
NTT East(2)	42.1	52.4	61.0	155.7	118.0	273.8	58.5	56.8	54.7	170.1	—	—	250.0
Service Expansion and Improvement	—	—	—	—	—	249.6	—	—	—	—	—	—	231.0
Voice Transmission	—	—	—	—	—	142.6	—	—	—	—	—	—	133.0
Data Transmission	—	—	—	—	—	17.8	—	—	—	—	—	—	14.0
Leased Circuit	—	—	—	—	—	88.2	—	—	—	—	—	—	83.0
Telegraph	—	—	—	—	—	0.9	—	—	—	—	—	—	1.0
R&D Facilities	—	—	—	—	—	2.7	—	—	—	—	—	—	2.0
Joint Facilities	—	—	—	—	—	21.3	—	—	—	—	—	—	17.0
NTT West(2)	46.2	56.8	61.7	164.8	109.3	274.1	42.1	60.9	58.5	161.6	—	—	260.0
Service Expansion and Improvement	—	—	—	—	—	256.0	—	—	—	—	—	—	239.0
Voice Transmission	—	—	—	—	—	157.7	—	—	—	—	—	—	144.0
Data Transmission	—	—	—	—	—	22.9	—	—	—	—	—	—	17.0
Leased Circuit	—	—	—	—	—	74.9	—	—	—	—	—	—	77.0
Telegraph	—	—	—	—	—	0.3	—	—	—	—	—	—	1.0
R&D Facilities	—	—	—	—	—	1.9	—	—	—	—	—	—	2.0
Joint Facilities	—	—	—	—	—	16.0	—	—	—	—	—	—	19.0
NTT Communications	25.1	32.2	34.1	91.5	43.6	135.1	18.1	22.3	20.5	61.0	—	—	111.0
Cloud Computing Platforms	—	—	—	—	—	39.6	—	—	—	—	—	—	23.0
Data Networks	—	—	—	—	—	26.3	—	—	—	—	—	—	22.1
Voice Communications	—	—	—	—	—	10.2	—	—	—	—	—	—	8.2
Applications & Content	—	—	—	—	—	1.9	—	—	—	—	—	—	4.1
Solution Services	—	—	—	—	—	6.3	—	—	—	—	—	—	5.3
Infrastructure and Joint Facilities, etc.	—	—	—	—	—	50.5	—	—	—	—	—	—	48.0
NTT DOCOMO (Consolidated)	97.1	148.9	153.3	399.4	197.7	597.1	120.9	146.7	135.9	403.6	—	—	570.0
NTT DATA (Consolidated)	28.5	39.1	37.9	105.6	52.5	158.1	49.0	53.5	41.3	143.9	—	—	192.0
(Ref.) Optical Access Network Investment
NTT East	—	—	—	—	—	85.0	—	—	—	—	—	—	80.0
NTT West	—	—	—	—	—	71.0	—	—	—	—	—	—	73.0

Notes :	(1)	Capital Investment figures for domestic access network businesses for the nine months ended December 31, 2016, the nine months ended December 31, 2017 and the year ending March 31, 2018 (Forecast) are 800.8 billion yen, 795.8 billion yen and 1,193.0 billion yen, respectively.
	(2)	Figures for NTT East and NTT West include figures for Optical Access Network Investment.
	(3)	Forecasts for the year ending March 31, 2018 have not been changed from those announced in the financial results for the six months ended September 30, 2017.

2. Financial Results (Business Segments)

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Forecast)(2)
Business segments(1)
Regional communications business
Operating Revenues	802.9	817.5	814.4	2,434.8	873.4	3,308.2	787.8	792.8	798.7	2,379.3	—	—	3,230.0
Operating Expenses	675.1	713.1	716.2	2,104.4	844.3	2,948.7	654.2	673.3	796.1	2,123.6	—	—	2,900.0
Operating Income	127.8	104.5	98.2	330.5	29.0	359.5	133.6	119.5	2.5	255.7	—	—	330.0
Long distance and international communications business
Operating Revenues	519.0	519.8	531.8	1,570.6	558.6	2,129.3	529.7	535.1	567.1	1,631.9	—	—	2,230.0
Operating Expenses	492.0	504.7	555.3	1,551.9	536.5	2,088.4	494.9	499.5	560.9	1,555.3	—	—	2,110.0
Operating Income	27.0	15.2	(23.5)	18.7	22.1	40.8	34.8	35.6	6.3	76.6	—	—	120.0
Mobile communications business
Operating Revenues	1,108.7	1,179.4	1,181.2	3,469.2	1,115.3	4,584.6	1,136.7	1,163.4	1,295.5	3,595.7	—	—	4,750.0
Operating Expenses	810.4	893.9	925.6	2,629.9	1,003.0	3,632.9	859.1	893.7	1,009.2	2,762.1	—	—	3,795.0
Operating Income	298.3	285.4	255.6	839.3	112.3	951.6	277.6	269.7	286.3	833.6	—	—	955.0
Data communications business
Operating Revenues	373.5	388.6	402.6	1,164.6	554.1	1,718.7	462.3	482.1	516.3	1,460.8	—	—	1,970.0
Operating Expenses	351.6	374.6	371.4	1,097.6	513.3	1,610.8	437.0	448.4	486.2	1,371.6	—	—	1,840.0
Operating Income	21.9	14.0	31.2	67.1	40.8	107.9	25.3	33.7	30.1	89.1	—	—	130.0
Other business
Operating Revenues	272.1	295.5	322.3	889.9	392.4	1,282.3	281.4	283.0	297.2	861.5	—	—	1,260.0
Operating Expenses	259.8	278.1	292.7	830.6	374.4	1,205.0	262.3	262.7	279.2	804.1	—	—	1,185.0
Operating Income	12.3	17.4	29.6	59.3	18.0	77.3	19.0	20.4	18.0	57.4	—	—	75.0

Notes :	(1)	Figures for each segment include inter-segment transactions.
	(2)	Forecasts for the year ending March 31, 2018 have not been changed from those announced in the financial results for the six months ended September 30, 2017.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2016					FY 2017							FY 2017 (E)	[Ref.] FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Revised Forecast)(2)	Year Ending March 31 (Forecast when previous 2Q results were announced)
NTT (Holding Company) (JPN GAAP)
Operating Revenues	269.1	32.7	138.6	440.6	33.7	474.3	436.7	30.9	162.3	630.1	—	—	662.0	662.0
Operating Expenses	29.4	30.7	31.1	91.3	43.3	134.6	30.0	29.4	30.8	90.2	—	—	130.0	130.0
Operating Income	239.6	2.0	107.5	349.2	(9.5)	339.6	406.6	1.5	131.5	539.8	—	—	532.0	532.0
Non-Operating Revenues	6.0	6.2	5.7	18.1	6.0	24.1	5.1	6.2	5.1	16.5	—	—	22.0	22.0
Non-Operating Expenses	7.7	6.8	6.7	21.3	7.6	28.9	6.1	6.3	6.7	19.2	—	—	25.0	25.0
Recurring Profit	237.9	1.4	106.5	345.9	(11.0)	334.9	405.6	1.4	130.0	537.1	—	—	529.0	529.0
Net Income	237.5	(19.7)	79.2	297.0	(8.9)	288.1	405.3	(0.6)	130.3	535.1	—	—	727.0	530.0
NTT East (JPN GAAP)
Operating Revenues	410.1	413.3	413.1	1,236.6	435.5	1,672.2	405.5	407.1	407.8	1,220.6	—	—	1,640.0	1,640.0
Voice Transmission Services (excluding IP)(1)	101.4	99.9	99.2	300.6	95.8	396.5	94.2	92.7	92.2	279.3	—	—	370.0	370.0
IP Services	213.3	211.7	212.4	637.5	212.8	850.3	213.4	213.7	213.8	641.0	—	—	850.0	850.0
Leased Circuit (excluding IP)	24.0	23.6	23.0	70.6	22.6	93.3	23.2	23.1	23.0	69.5	—	—	93.0	93.0
Other	46.1	46.0	48.1	140.3	54.1	194.5	47.6	46.8	49.4	143.9	—	—	193.0	193.0
Supplementary Business	25.0	31.9	30.3	87.4	50.0	137.4	26.8	30.6	29.1	86.7	—	—	134.0	134.0
Operating Expenses	346.0	353.6	363.1	1,062.9	420.2	1,483.1	329.9	341.0	337.4	1,008.3	—	—	1,389.0	1,450.0
Personnel	23.6	23.6	23.2	70.5	24.0	94.6	21.4	20.8	20.6	63.0	—	—	85.0	85.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	224.3	230.9	236.1	691.4	270.7	962.1	222.9	232.6	231.3	686.9	—	—	947.0	947.0
Depreciation and Amortization	72.2	72.5	76.0	220.8	74.2	295.0	58.7	59.1	59.5	177.3	—	—	234.0	234.0
Loss on Disposal of Property, Plant and Equipment	6.1	8.4	9.7	24.3	31.5	55.9	7.6	10.4	8.1	26.1	—	—	49.0	110.0
Taxes and Public Dues	19.5	18.1	17.9	55.6	19.6	75.3	19.1	18.0	17.6	54.8	—	—	74.0	74.0
Operating Income	64.1	59.6	49.9	173.7	15.3	189.1	75.6	66.1	70.4	212.2	—	—	251.0	190.0
Non-Operating Revenues	17.3	0.5	1.5	19.4	0.7	20.2	8.1	0.8	2.9	11.9	—	—	9.0	9.0
Non-Operating Expenses	1.2	1.2	1.2	3.7	1.1	4.9	0.9	0.9	0.9	2.7	—	—	4.0	4.0
Recurring Profit	80.2	58.9	50.2	189.4	14.9	204.4	82.8	66.0	72.4	221.3	—	—	256.0	195.0
Net Income	57.8	42.1	36.5	136.5	13.1	149.6	60.0	46.3	8.5	114.9	—	—	135.0	135.0
NTT West (JPN GAAP)
Operating Revenues	362.0	368.4	362.7	1,093.2	385.7	1,479.0	351.0	354.1	353.0	1,058.2	—	—	1,436.0	1,436.0
Voice Transmission Services (excluding IP)(1)	101.6	99.9	99.0	300.6	95.6	396.2	93.7	92.2	91.4	277.5	—	—	370.0	370.0
IP Services	175.5	173.6	174.0	523.2	173.9	697.2	173.5	171.8	171.8	517.2	—	—	689.0	689.0
Leased Circuit (excluding IP)	22.0	21.7	21.3	65.1	21.1	86.3	22.0	21.7	21.6	65.3	—	—	87.0	87.0
Other	33.8	35.0	35.9	104.8	40.8	145.6	32.5	31.8	34.0	98.3	—	—	138.0	138.0
Supplementary Business	29.0	38.0	32.2	99.3	54.0	153.4	29.1	36.4	34.1	99.7	—	—	152.0	152.0
Operating Expenses	323.3	335.9	336.6	995.9	387.8	1,383.8	301.4	310.6	309.5	921.5	—	—	1,272.0	1,336.0
Personnel	20.3	20.0	19.9	60.3	20.2	80.5	18.9	17.6	17.8	54.4	—	—	74.0	74.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	206.3	219.1	215.4	640.9	254.4	895.4	206.0	215.4	212.6	634.2	—	—	863.0	863.0
Depreciation and Amortization	70.4	70.8	74.1	215.4	72.1	287.6	52.2	52.7	53.8	158.9	—	—	213.0	213.0
Loss on Disposal of Property, Plant and Equipment	8.6	9.4	10.9	29.1	24.1	53.2	6.6	8.4	9.2	24.4	—	—	55.0	119.0
Taxes and Public Dues	17.5	16.3	16.2	50.0	16.8	66.9	17.4	16.1	15.8	49.4	—	—	67.0	67.0
Operating Income	38.7	32.5	26.0	97.2	(2.0)	95.1	49.5	43.5	43.5	136.6	—	—	164.0	100.0
Non-Operating Revenues	1.2	0.4	0.5	2.2	0.7	2.9	1.3	0.4	0.3	2.1	—	—	4.0	4.0
Non-Operating Expenses	2.0	1.7	1.7	5.6	4.3	9.9	1.5	1.7	1.5	4.8	—	—	9.0	9.0
Recurring Profit	37.8	31.1	24.8	93.9	(5.7)	88.1	49.3	42.1	42.4	133.9	—	—	159.0	95.0

Net Income	23.3	22.2	18.0	63.6	(3.8)	59.7	35.0	29.8	(14.3)	50.5	—	—	70.0	70.0

Note:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended December 31, 2017 include monthly charges, call charges and interconnection charges of 211.6 billion yen, 17.5 billion yen and 32.5 billion yen for NTT East, and 209.9 billion yen, 16.4 billion yen and 34.6 billion yen for NTT West, respectively.
	(2)	NTT (Holding Company) Forecasts for the year ending March 31, 2018 have not been changed from those announced on December 11, 2017.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)	[Ref.] FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Revised Forecast)	Year Ending March 31 (Forecast when previous 2Q results were announced)
NTT Communications (JPN GAAP)
Operating Revenues(1)	220.2	226.9	227.0	674.1	249.6	923.8	230.3	231.9	231.3	693.7	—	—	940.0	940.0
Cloud Computing Platforms	17.1	17.6	17.6	52.4	19.5	72.0	20.2	19.3	20.6	60.2	—	—	87.0	87.0
Data Networks	94.8	95.1	96.3	286.3	98.4	384.8	97.2	98.6	98.8	294.7	—	—	393.0	393.0
Voice Communications	63.0	63.3	63.7	190.1	60.6	250.7	60.0	60.7	62.2	183.0	—	—	244.0	244.0
Applications & Content	9.4	9.2	9.3	28.0	9.6	37.7	8.7	9.3	8.7	26.8	—	—	37.0	37.0
Solution Services	31.9	37.7	36.1	105.9	57.5	163.4	37.3	40.3	37.2	114.9	—	—	159.0	159.0
Others	3.7	3.7	3.8	11.3	3.6	14.9	6.8	3.4	3.6	13.9	—	—	20.0	20.0
Operating Expenses	194.3	202.5	204.1	601.0	230.2	831.3	198.9	204.8	206.4	610.3	—	—	830.0	847.0
Personnel	19.2	18.9	19.0	57.2	19.7	77.0	19.1	18.9	18.9	57.1	—	—	77.0	77.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	90.8	98.8	95.1	284.8	121.6	406.4	94.8	99.5	97.0	291.4	—	—	639.0	639.0
Communication Network Charges	54.7	54.6	59.2	168.6	54.4	223.1	57.6	58.8	62.0	178.4	—	—
Depreciation and Amortization	25.4	25.6	26.2	77.4	27.0	104.4	22.7	23.3	23.7	69.8	—	—	96.0	96.0
Loss on Disposal of Property, Plant and Equipment	0.5	1.0	0.9	2.5	4.1	6.7	0.8	0.6	1.2	2.8	—	—	5.0	22.0
Taxes and Public Dues	3.5	3.2	3.4	10.2	3.2	13.4	3.6	3.4	3.4	10.5	—	—	13.0	13.0
Operating Income	25.8	24.3	22.9	73.0	19.4	92.5	31.4	27.1	24.9	83.4	—	—	110.0	93.0
Non-Operating Revenues	7.4	5.6	4.0	17.1	3.5	20.7	6.7	6.4	3.5	16.8	—	—	18.0	18.0
Non-Operating Expenses	2.3	1.6	1.3	5.3	2.5	7.8	1.4	0.9	1.1	3.5	—	—	8.0	8.0
Recurring Profit	30.9	28.3	25.6	84.9	20.5	105.4	36.7	32.6	27.3	96.7	—	—	120.0	103.0
Net Income	22.3	20.4	18.5	61.3	23.6	85.0	27.6	23.1	19.2	69.9	—	—	85.0	73.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	206.6	198.6	196.4	601.7	207.4	809.0	207.0	208.5	233.1	648.6	—	—	890.0	890.0
Operating Expenses	207.9	205.7	197.9	611.5	207.4	818.9	207.2	205.2	229.8	642.1	—	—	881.0	881.0
Operating Income(4)	(1.3)	(7.0)	(1.5)	(9.9)	(0)	(9.9)	(0.2)	3.3	3.3	6.5	—	—	9.0	9.0
Net Income Attributable to Dimension Data	(2.4)	(9.6)	(14.6)	(26.5)	(1.4)	(27.9)	(1.8)	0.2	2.3	0.7	—	—	—	—

Notes:	(1)	The following are the main services included in each line item:
- Cloud Computing Platforms: “Data center services” and “Private Cloud (Enterprise Cloud, etc.)”
- Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”
- Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”
- Applications & Content: “Application services (Mail services, etc.)”
- Solution Services: “System integration services”
	(2)	Because Dimension Data’s statements of income from January 1 to September 30, 2017 are consolidated into NTT’s consolidated statements of income from April 1 to December 31, 2017, Dimension Data’s financial results for the nine months ended September 30, 2017 are included under the nine months ended December 31, 2017 and Dimension Data’s forecast for the twelve months ending December 31, 2017 is included under Year Ending March 31, 2018 (Forecast).
	(3)	The conversion rate used for Dimension Data figures for the nine months ended December 31, 2017 is USD1.00 = JPY111.89.
	(4)	Operating Income for the nine months ended December 31, 2017 under US GAAP was (0.5) billion yen.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2016						FY 2017						FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Forecast)(2)
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,108.7	1,179.7	1,181.3	3,469.6	1,115.0	4,584.6	1,136.7	1,163.4	1,295.6	3,595.7	—	—	4,750.0
Telecommunications Services	729.7	744.8	750.7	2,225.2	759.9	2,985.1	774.9	793.9	793.4	2,362.2	—	—	3,114.0
Mobile Communications Services	704.2	712.8	712.1	2,129.1	714.8	2,844.0	723.1	736.5	732.0	2,191.6	—	—	2,878.0
Voice Revenues	215.9	219.6	224.8	660.2	215.0	875.2	231.2	241.4	241.3	713.9	—	—	932.0
Packet Communications Revenues	488.3	493.3	487.4	1,468.9	499.8	1,968.8	491.9	495.1	490.6	1,477.6	—	—	1,946.0
Optical-fiber Broadband Services and Other Telecommunications Services	25.5	31.9	38.6	96.1	45.1	141.1	51.8	57.4	61.4	170.6	—	—	236.0
Equipment Sales	165.8	214.4	206.2	586.3	132.9	719.2	150.6	152.9	274.1	577.6	—	—	759.0
Other Operating Revenues	213.2	220.5	224.4	658.1	222.2	880.3	211.2	216.7	228.0	655.9	—	—	877.0
Operating Expenses	809.4	893.4	924.5	2,627.3	1,012.6	3,639.8	858.4	893.0	1,009.0	2,760.3	—	—	3,790.0
Personnel	72.3	72.8	72.2	217.3	74.5	291.8	72.9	71.6	72.5	216.9	—	—	290.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	531.5	600.6	622.8	1,754.8	677.3	2,432.1	553.3	577.5	688.2	1,819.0	—	—	2,506.0
Depreciation and Amortization	109.7	110.8	113.9	334.4	117.9	452.3	119.0	121.0	121.5	361.5	—	—	489.0
Impairment Loss	—	—	—	—	12.2	12.2	—	—	—	—	—	—	—
Loss on Disposal of Property, Plant and Equipment	7.9	16.8	16.5	41.3	38.3	79.6	12.4	16.0	15.4	43.9	—	—	69.0
Communication Network Charges	76.7	82.1	88.8	247.6	81.8	329.4	90.9	96.6	100.8	288.3	—	—	395.0
Taxes and Public Dues	11.2	10.3	10.3	31.8	10.5	42.4	9.9	10.2	10.6	30.7	—	—	41.0
Operating Income	299.3	286.3	256.7	842.3	102.4	944.7	278.3	270.5	286.6	835.3	—	—	960.0
Non-Operating Income (Loss)	(4.0)	(0.4)	8.3	3.8	1.0	4.8	3.5	2.2	116.9	122.6	—	—	121.0
Income Before Income Taxes	295.3	285.9	265.0	846.2	103.4	949.6	281.8	272.7	403.5	958.0	—	—	1,081.0
Net Income Attributable to NTT DOCOMO	206.9	198.6	184.0	589.4	63.1	652.5	189.9	184.0	280.4	654.3	—	—	740.0
NTT DATA Consolidated (JPN GAAP)
Net sales	392.2	387.4	401.2	1,180.8	551.5	1,732.4	540.4	480.5	515.2	1,536.2	—	—	2,060.0
Public & Social Infrastructure	89.1	97.6	109.5	296.3	159.1	455.4	85.9	—	103.6	286.7	—	—	447.0
Financial	118.6	127.7	124.3	370.7	147.2	518.0	127.5	—	140.8	400.0	—	—	539.0
Enterprise & Solutions	97.7	103.1	103.0	304.0	121.6	425.6	105.2	—	120.7	339.7	—	—	442.0
New
North America(1)	—	—	—	—	—	—	—	—	107.2	370.4	—	—	513.0
EMEA & LATAM(1)	—	—	—	—	—	—	—	—	104.5	317.3	—	—	362.0
Elimination or Corporate(1)	—	—	—	—	—	—	—	—	(61.8)	(178.1)	—	—	(243.0)
Old
Global	145.2	122.8	128.7	396.7	206.5	603.3	284.7	—	—	—	—	—	—
Elimination or Corporate	(58.5)	(63.9)	(64.5)	(186.9)	(83.0)	(269.9)	(63.0)	—	—	—	—	—	—
Cost of Sales	294.5	286.7	293.7	874.9	418.6	1,293.6	413.5	354.4	388.0	1,156.0	—	—	1,548.0
Gross Profit	97.6	100.6	107.5	305.8	132.9	438.8	126.9	126.0	127.2	380.2	—	—	512.0
Selling, General and Administrative Expenses	80.3	72.7	78.3	231.3	90.4	321.7	104.7	96.2	97.2	298.2	—	—	392.0
Operating Income	17.3	27.9	29.1	74.5	42.5	117.1	22.1	29.8	29.9	82.0	—	—	120.0
Non-Operating Income (Loss)	(0)	(0.1)	(1.1)	(1.3)	(2.7)	(4.1)	0.2	(2.0)	(0.2)	(2.0)	—	—	(4.0)
Ordinary income	17.3	27.7	28.0	73.1	39.8	112.9	22.4	27.8	29.7	80.0	—	—	116.0
Net Income Attributable to Owners of Parent	10.0	18.9	16.0	45.0	20.6	65.6	8.1	13.7	14.1	36.0	—	—	59.0

Note:	(1)	Due to the revision of NTT DATA’s global management structure on July 1, 2017, NTT DATA changed the method of classification and disclosure of segment information starting from the six months ended September 30, 2017. Under the new segments, the results for the nine months ended December 31, 2016 were 130.2 billion for North America, 249.4 billion yen for EMEA & LATAM, and (169.9) billion yen for Elimination or Corporate, and the results for the year ended March 31, 2017 were 246.3 billion for North America, 330.8 billion yen for EMEA & LATAM, and (243.9) billion yen for Elimination or Corporate. The new Elimination or Corporate segment includes certain figures that would have been included in former segment areas such as China/APAC.
	(2)	Forecasts for the year ending March 31, 2018 have not been changed from those announced in the financial results for the six months ended September 30, 2017.

4. Operating Data

Number of Subscribers

	(in thousands except for Public Telephones)
	FY 2016				FY 2017				FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31	As of June 30	As of September 30	As of December 31	As of March 31	As of March 31 (Forecast)(9)
Telephone Subscriber Lines(1)	19,671	19,413	19,117	18,797	18,482	18,168	17,860	—	17,785
NTT East	9,740	9,617	9,471	9,315	9,166	9,014	8,864	—	8,865
NTT West	9,931	9,796	9,647	9,482	9,316	9,154	8,996	—	8,920
INS-Net(2)	2,719	2,661	2,602	2,539	2,488	2,440	2,386	—	2,326
NTT East	1,384	1,356	1,325	1,293	1,269	1,244	1,217	—	1,193
NTT West	1,334	1,305	1,276	1,246	1,219	1,196	1,170	—	1,133
Telephone Subscriber Lines + INS-Net	22,390	22,074	21,719	21,336	20,970	20,609	20,246	—	20,111
NTT East	11,125	10,973	10,796	10,609	10,434	10,258	10,081	—	10,059
NTT West	11,265	11,102	10,923	10,727	10,535	10,350	10,166	—	10,052
Public Telephones	168,673	166,120	163,921	161,375	160,396	159,485	158,693	—	157,972
NTT East	76,511	74,846	73,357	71,434	71,037	70,763	70,617	—	70,434
NTT West	92,162	91,274	90,564	89,941	89,359	88,722	88,076	—	87,538
FLET’S ISDN	83	81	79	77	75	73	72	—	70
NTT East	36	35	34	33	33	32	31	—	30
NTT West	47	46	45	44	43	42	41	—	39
FLET’S ADSL	1,019	987	955	919	881	849	819	—	791
NTT East	459	444	428	411	394	379	365	—	351
NTT West	560	543	527	508	487	470	454	—	440
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	19,520	19,704	19,903	20,053	20,294	20,386	20,457	—	20,853
NTT East	10,839	10,958	11,078	11,173	11,318	11,381	11,439	—	11,673
NTT West	8,681	8,746	8,825	8,880	8,976	9,005	9,018	—	9,180
(incl.) Hikari Collaboration Model	5,912	6,917	7,854	8,744	9,574	10,145	10,655	—	11,894
NTT East	3,781	4,337	4,846	5,328	5,770	6,077	6,351	—	7,028
NTT West	2,131	2,580	3,008	3,416	3,804	4,069	4,304	—	4,866
Hikari Denwa(6)	17,451	17,545	17,655	17,759	17,862	17,924	17,984	—	18,039
NTT East	9,180	9,242	9,311	9,369	9,433	9,478	9,520	—	9,569
NTT West	8,271	8,302	8,344	8,390	8,430	8,447	8,464	—	8,470
Conventional Leased Circuit Services	231	229	227	225	224	222	220	—	218
NTT East	112	111	110	109	109	108	106	—	105
NTT West	118	118	117	116	115	115	114	—	113
High Speed Digital Services	114	112	110	108	106	105	103	—	100
NTT East	58	57	56	55	54	53	52	—	52
NTT West	56	55	54	53	52	52	51	—	48
NTT Group Major ISPs(7)	11,360	11,328	11,303	11,231	11,189	11,157	11,110	—	11,015
(incl.) OCN	7,969	7,905	7,847	7,739	7,678	7,637	7,595	—	7,496
(incl.) Plala	3,024	3,047	3,075	3,106	3,124	3,135	3,129	—	3,130
Hikari TV	3,047	3,041	3,032	3,023	3,021	3,018	3,015	—	3,030
FLET’S TV Transmission Services(6)	1,445	1,464	1,489	1,521	1,551	1,570	1,592	—	1,602
NTT East	917	926	939	951	963	972	983	—	981
NTT West	528	538	551	570	587	597	609	—	621
Mobile Telecommunications Services(8)	71,614	72,943	73,588	74,880	75,114	75,361	75,678	—	76,200
(incl.) “Kake-hodai & Pake-aeru” billing plan	31,586	33,416	35,198	37,066	38,342	39,617	40,598	—	—
Telecommunications Services (LTE (Xi))	39,893	41,281	42,671	44,544	45,659	46,908	48,200	—	50,000
Telecommunications Services (FOMA (3G))	31,721	31,662	30,917	30,336	29,455	28,453	27,478	—	26,200
sp-mode	33,082	33,809	34,749	35,921	36,671	37,418	37,979	—	39,300
i-mode	18,136	17,416	16,503	15,493	14,662	13,809	13,030	—	11,900

Notes :	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).
	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
	(4)	The comparative results for the nine months ended December 31, 2017 compared to the year ended March 31, 2017 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 1,184 thousand lines and 919 thousand lines, respectively, for a total of 2,103 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 840 thousand lines and 602 thousand lines, respectively, for a total of 1,441 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 712 thousand lines and 635 thousand lines, respectively, for a total of 1,348 thousand lines.
	(5)	The comparative forecast for the year ending March 31, 2018 (Forecast) compared to the results for the year ended March 31, 2017 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,700 thousand lines and 1,200 thousand lines, respectively, for a total of 2,900 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 1,250 thousand lines and 850 thousand lines, respectively, for a total of 2,100 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 1,100 thousand lines and 1,000 thousand lines, respectively, for a total of 2,100 thousand lines.
	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.
	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”
	(8)	Number of Mobile Telecommunications Services (including “Telecommunications Services (LTE (Xi))” and “Telecommunications Services (FOMA (3G))”) includes Communication Module Services.
	(9)	Forecasts for the year ending March 31, 2018 have not been changed from those announced in the financial results for the six months ended September 30, 2017.

4. Operating Data

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE (Xi) mobile phone services, FOMA (3G) mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	FY 2016						FY 2017						FY 2017 (E)
	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Nine Months Ended December 31	Three Months Ended March 31	Year Ended March 31	Year Ending March 31 (Forecast)(10)
NTT East(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,620	2,620	2,620	2,590	2,610	2,580	2,580	2,590	2,580	—	—	2,570
FLET’S Hikari ARPU(6)	5,340	5,280	5,230	5,280	5,170	5,250	5,120	5,090	5,080	5,100	—	—	5,050
Basic Monthly Charge	3,750	3,720	3,690	3,710	3,670	3,700	3,640	3,640	3,620	3,640	—	—	3,600
Optional Services	1,590	1,560	1,540	1,570	1,500	1,550	1,480	1,450	1,460	1,460	—	—	1,450
NTT West(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,580	2,580	2,580	2,580	2,560	2,580	2,540	2,550	2,550	2,550	—	—	2,550
FLET’S Hikari ARPU(6)	5,350	5,300	5,260	5,310	5,210	5,280	5,160	5,110	5,100	5,120	—	—	5,080
Basic Monthly Charge	3,640	3,620	3,590	3,620	3,570	3,610	3,550	3,510	3,490	3,510	—	—	3,490
Optional Services	1,710	1,680	1,670	1,690	1,640	1,670	1,610	1,600	1,610	1,610	—	—	1,590
NTT DOCOMO(7)(8)(9)
Aggregate ARPU	4,330	4,420	4,450	4,400	4,550	4,430	4,600	4,710	4,720	4,680	—	—	4,670
Voice ARPU (LTE (Xi) + FOMA (3G))	1,240	1,250	1,280	1,250	1,220	1,250	1,330	1,390	1,390	1,360	—	—	1,360
Data ARPU	3,090	3,170	3,170	3,150	3,330	3,180	3,270	3,320	3,330	3,320	—	—	3,310
Packet ARPU (LTE (Xi) + FOMA (3G))	2,960	2,990	2,960	2,970	3,080	2,990	2,970	2,990	2,970	2,990	—	—	2,970
“docomo Hikari” ARPU	130	180	210	180	250	190	300	330	360	330	—	—	340

Notes :	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

a.  Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

b. FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

-  “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

- “FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.
	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.
	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.
- Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter
- Nine-month Results (from April to December): Sum of number of active subscribers* for each month from April to December
- FY Results: Sum of number of active subscribers* for each month from April to March

-  FY Forecast : Sum of number of active subscribers* for each month from April to September and sum of the average expected active number of subscribers* from October to March ((number of subscribers at September 30, 2017 + number of expected subscribers at March 31, 2018)/2)x6

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2
	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).
	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO. a. Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU b. Data ARPU = Packet ARPU + “docomo Hikari” ARPU
- Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- “docomo Hikari” ARPU: “docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.
- Quarterly Results: Sum of number of active users* for each month in the relevant quarter
- Nine-month Results (from April to December): Sum of number of active users* for each month from April to December
- FY Results/FY Forecast : Sum of number of active users*/expected number of active users* for each month from April to March
*active users = (number of users at end of previous month + number of users at end of current month)/2
	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

a.  Subscriptions of communication modules services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.
Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.
	(10)	Forecasts for the year ending March 31, 2018 have not been changed from those announced in the financial results for the six months ended September 30, 2017.

4. Operating Data

Number of Employees

	(Persons)
	FY 2016				FY 2017				FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31	As of June 30	As of September 30	As of December 31	As of March 31	As of March 31 (Forecast)(2)
NTT Consolidated(1)	248,650	248,650	280,600	274,850	280,850	283,400	286,350	—	281,750
Regional communications business	67,400	67,300	73,700	68,250	70,000	70,300	71,450	—	68,250
Long distance and international communications business	45,150	44,450	44,050	43,850	43,850	44,200	44,650	—	44,500
Mobile communications business	27,500	27,450	27,400	26,750	28,150	28,050	27,950	—	27,750
Data communications business	83,200	84,000	109,950	111,650	113,950	115,900	117,350	—	117,000
Other business	25,400	25,450	25,500	24,350	24,900	24,950	24,950	—	24,250
Core Group Companies(1)
NTT (Holding Company)	2,800	2,800	2,750	2,700	2,750	2,700	2,700	—	2,650
NTT East	5,200	4,950	4,950	4,850	5,200	4,800	4,750	—	4,650
NTT West	4,600	4,450	4,450	4,400	4,550	4,000	4,000	—	3,900
NTT Communications	6,550	6,450	6,450	6,350	6,400	6,400	6,350	—	6,300
NTT DOCOMO (Consolidated)	27,500	27,450	27,400	26,750	28,150	28,050	27,950	—	27,750
NTT DATA (Consolidated)	83,200	84,000	109,950	111,650	113,950	115,900	117,350	—	117,000

Notes :	(1)	Starting from the nine-month period ended December 31, 2016, “Number of Employees” includes employees whose contracts were changed from fixed-term contracts to open-ended contracts.
	(2)	Forecasts for the year ending March 31, 2018 have not been changed from those announced in the financial results for the six months ended September 30, 2017.